SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 2-84723

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS PLAN

(Full Title of Plan)

Schering-Plough Corporation
2000 Galloping Hill Road

Kenilworth, NJ 07033

(Name of Issuer of Securities and Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits
as of December 31, 2001 and 2000	4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2001	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for
Investment Purposes at the End of Year - December 31, 2001	11

SIGNATURES	12

EXHIBIT:
Exhibit I - Independent Auditors' Consent

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at the End of the Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 25, 2002

THE SCHERING-PLOUGH PUERTO RICO

EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000
	2001	2000

Vanguard Funds	$16,411,120	$15,145,549

Schering-Plough Stock Fund	3,936,908	6,095,682

Loan Fund	1,907,064	1,804,206

Participant Contributions Receivable	-	100,093

NET ASSETS AVAILABLE FOR BENEFITS	$22,255,092	$23,145,530

See Notes to Financial Statements.

THE SCHERING-PLOUGH PUERTO RICO

EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:

Investment Income - Interest and dividends	$611,928

Participant contributions	2,739,253

Total additions	3,351,181

Deductions from net assets attributed to:

Benefit payments	1,047,456

Net depreciation in fair value of investments	3,194,163

Total deductions	4,241,619

Net decrease	(890,438)

Net assets available for benefits:
Beginning of year	23,145,530

End of year	$22,255,092

See Notes to Financial Statements.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
  GENERAL

  The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the "Sponsor" or the "Company") and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company ("Vanguard"), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Santander serves as the Plan's trustee.

  Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

  The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

  Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

  The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

  The closing stock prices of Schering-Plough Corporation at December 31, 2001 and December 31, 2000 were $35.81 and $56.75, respectively.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

  Participant loans are valued at cost which approximates fair value.

  Payment of Benefits - Benefit payments are recorded when paid.

  PLAN DESCRIPTION

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions"). Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, up to $8,000 and subject to certain limitations. Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

  500 Index Fund Investor Shares - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Intermediate-Term Corporate Fund Investor Shares - Invests in a widely diversified group of intermediate - term bonds, most of them issued by corporations with good credit ratings and may also invest in U.S. Treasury Securities.

  International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

  LifeStrategy Conservative Growth Fund - Fund invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund, with the objective of providing current income and low to moderate growth of capital.

  LifeStrategy Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital.

  LifeStrategy Income Fund - Fund invests in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund, with the objective of providing current income.

  LifeStrategy Moderate Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital and a reasonable level of current income.

  Short-Term Corporate Fund Investor Shares - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

  Treasury Money Market Fund - Predominantly invests in U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of capital and liquidity.

  U.S. Growth Fund - Invests in large, high-quality U.S. companies with records of exceptional growth and above-average prospects for future growth.

  Wellington Fund Investor Shares - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

A participant may also direct their contributions to the:

  Schering-Plough Stock Fund - Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Retirement Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

  TAX STATUS

  The Plan received a favorable determination letter dated March 31, 1995, issued by the Puerto Rico Department of Treasury as to the Plan's qualified status under Sections 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended. As long as the Plan is qualified under Puerto Rico income tax laws and regulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.

  PARTY IN-INTEREST

  Contributions are transmitted from the trustee, Banco Santander, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. These transactions qualify as permitted party in-interest transactions. The recordkeeper also administers the collection of interest and principal on the participant loans.

  Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party in-interest activities. No such officer or employee receives compensation from the Plan.

  All plan administration expenses are borne by the Sponsor.

  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

  During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,194,163 as follows:

Schering-Plough Stock Fund	$(2,157,960)
Vanguard Windsor Fund	77,181
Vanguard Short-Term Corporate Fund
Investor Shares	11,113
Vanguard Wellington Fund Investor Shares	(22,970)
Vanguard Intermediate-Term Corporate Fund
Investor Shares	3,761
Vanguard LifeStrategy Income Fund	(200)
Vanguard LifeStrategy Conservative Growth Fund	9
Vanguard LifeStrategy Growth Fund	(3,399)
Vanguard LifeStrategy Moderate Growth Fund	(7,598)
Vanguard International Growth Fund	(45,675)
Vanguard U.S. Growth Fund	(20,804)
Vanguard Explorer Fund	4,549
Vanguard 500 Index Fund Investor Shares	(1,032,170)
$(3,194,163)

  FUND INFORMATION

The following funds represent 5% or more of the Plan's net assets available for benefits at:

	December 31,
	2001	2000

Vanguard 500 Index Fund Investor Shares	$7,259,133	$8,180,406

Schering-Plough Stock Fund	3,936,908	6,095,682

Vanguard Windsor Fund	3,300,847	2,926,751

Loan Fund	1,907,064	1,804,206

Vanguard Treasury Money Market Fund	2,362,116	1,611,295

Vanguard Explorer Fund	1,168,131	*
* This fund did not exceed 5% in 2000.

THE SCHERING-PLOUGH PUERTO RICO	SCHEDULE H
EMPLOYEES' RETIREMENT SAVINGS PLAN

PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR - DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Vanguard	500 Index Fund Investor Shares	6,022,201	$ 7,259,133	(1)

*	Vanguard	Windsor Fund	3,298,697	3,300,847	(1)

*	Vanguard	Treasury Money Market Fund	2,362,116	2,362,116	(1)

*	Vanguard	Explorer Fund	1,288,330	1,168,131	(1)

*	Vanguard	Short-Term Corporate Fund
		Investor Shares	875,504	884,560

*	Vanguard	Wellington Fund Investor Shares	651,076	627,752

*	Vanguard	Intermediate -Term Corporate Fund
		Investor Shares	329,818	333,786

*	Vanguard	International Growth Fund	254,830	206,292

*	Vanguard	LifeStrategy Moderate Growth Fund	109,981	98,045

*	Vanguard	U.S. Growth Fund	121,961	96,090

*	Vanguard	LifeStrategy Growth Fund	46,290	41,368

*	Vanguard	LifeStrategy Income Fund	17,254	17,085

*	Vanguard	LifeStrategy Conservative Growth Fund	15,920	15,915

		Total Vanguard Registered Investment Company Shares	15,393,978	16,411,120

*	Schering -	Schering-Plough Stock Fund	4,018,030	3,936,908	(1)
	Plough Corp.

		* Outstanding loan balance	1,907,064	1,907,064	(1)

		Total Assets Held for Investment Purposes	$21,319,072	$22,255,092

*Permitted party-in-interest to the Plan.

See Notes to Financial Statements.

  Indicates investment representing five percent or more of the net assets available for benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan
Date: June 25, 2002	By: /s/ Vincent Sweeney
	Name:	Vincent Sweeney
	Title:	Plan Administrator